4150 E. Fifth Avenue Columbus, Ohio 43219
March 2, 2010
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Room 6125
Washington, D.C. 20549
ATTN: H. Christopher Owings, Assistant Director

Re:	Retail Ventures, Inc.
Form 10-K for Fiscal Year Ended January 31, 2009
Filed April 30, 2009
Form 10-Q for Periods Ended October 31, August 1 and May 2, 2009
Filed December 15, September 10, and June 16, 2009 respectively
Definitive Proxy Statement on Schedule 14A
Filed May 29, 2009
File No. 001-10767
Dear Mr. Owings:
We have received the comments of the Staff of the Division of Corporation Finance (the “Staff”) set forth in the letter dated January 29, 2010, in connection with the above-captioned filings (the “Comment Letter”).
Our responses to the Staff’s comments in this letter are numbered to correspond to the numbers contained in the Comment Letter. We have included each of the Staff’s comments in italics with our response below each one. In our responses we have noted certain clarifications that we will provide in future filings.
Where we provide proposed revisions to existing disclosure, all deletions are in brackets, all additions are in all capital letters and any revised numbers in tables are bolded. We refer to Retail Ventures, Inc. as “RVI”, “Retail Ventures” or “the Company” and DSW Inc. as “DSW” in our responses.
Please be advised that on December 15, 2009 we filed amendments to our Forms 10-Q for the periods ended August 1, 2009 and May 2, 2009.

We respectfully respond to the comments as follows:

United States Securities and Exchange Commission Division of Corporation Finance H. Christopher Owings, Assistant Director	March 2, 2010
Form 10-K for the Fiscal Year Ended January 31, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34
Critical Accounting Policies, page 35
1.	We note your estimates inherent in the retail method calculation of inventories can significantly impact your ending inventory valuation at cost and resulting gross profit. In future filings please expand your discussion to indicate how your estimates are arrived and how accurate the estimates have been in the past. Include for example how often you take physical inventory counts and triggers for markdowns. Refer to our Release 33-8350.

We note the Staff’s comments and in future filings we will revise our critical accounting policy as follows:

[We use the retail method of accounting for substantially all of our merchandise inventories.] Merchandise inventories are stated at the net realizable value, determined using the first-in, first-out basis, or market, using the retail inventory method. The retail inventory method is widely used in the retail industry due to its practicality. Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are calculated by applying a calculated cost to retail ratio to the retail value of inventories. The cost of the inventory reflected on our consolidated balance sheet is decreased by charges to cost of sales at the time the retail value of the inventory is lowered through the use of markdowns, which are reductions in prices due to customers’ perception of value. Accordingly, earnings are negatively impacted as merchandise is marked down prior to sale.

Inherent in the calculation of inventories are certain significant management judgments and estimates, including setting the original merchandise retail value or markon, markups of initial prices established, markdowns, and estimates of losses between physical inventory counts or shrinkage, which, combined with the averaging process within the retail method, can significantly impact the ending inventory valuation at cost, and the resulting gross profit. [If our estimate of shrinkage were to increase or decrease 0.5% as a percentage of net sales, it would result in approximately $1.9 million decrease or increase to operating profit.]

WE RECORD A REDUCTION TO INVENTORIES AND CHARGE TO COST OF SALES FOR SHRINKAGE. SHRINKAGE IS CALCULATED AS A PERCENTAGE OF SALES FROM THE LAST PHYSICAL INVENTORY DATE. OUR ESTIMATES ARE BASED ON BOTH OUR HISTORICAL EXPERIENCE AS WELL AS RECENT PHYSICAL INVENTORY RESULTS. PHYSICAL INVENTORY COUNTS ARE TAKEN ON AN ANNUAL BASIS AND HAVE SUPPORTED OUR SHRINKAGE ESTIMATES. IF OUR ESTIMATE OF SHRINKAGE WERE TO INCREASE OR DECREASE 0.5% AS A PERCENTAGE OF NET SALES, IT WOULD RESULT IN APPROXIMATELY A $1.9 MILLION DECREASE OR INCREASE TO GROSS PROFIT.

United States Securities and Exchange Commission Division of Corporation Finance H. Christopher Owings, Assistant Director	March 2, 2010
MARKDOWNS REPRESENT THE EXCESS OF THE CARRYING VALUE OVER THE AMOUNT WE EXPECT TO REALIZE FROM THE ULTIMATE DISPOSITION OF THE INVENTORY. FACTORS CONSIDERED IN THE DETERMINATION OF MARKDOWNS INCLUDE CUSTOMER PREFERENCE AND FASHION TRENDS. CHANGES IN FACTS OR CIRCUMSTANCES DO NOT RESULT IN THE REVERSAL OF PREVIOUSLY RECORDED MARKDOWNS OR AN INCREASE IN THE NEWLY ESTABLISHED COST BASIS.
Term Loans — Related Parties, page 45
2.	In an appropriate location in the document, please identify completely Cerberus, Millennium, and Back Bay and their relationship to you, if any.

As of January 31, 2009, none of Cerberus, Millennium and Back Bay were a related party to RVI, however we recognize that they are referenced in the discussion under the title “Term Loans — Related Parties”. In future filings we will eliminate the term Related Parties from this heading and will identify the full legal entity names of Cerberus, Millennium and Back Bay in this discussion.
Contractual Obligations, page 47
3.	Please tell us whether other non-current liabilities reflected on your balance sheet are included in your contractual obligations table or revise in future filings. Refer to Item 303(a)(5) of Regulation S-K.

Other noncurrent liabilities of $109.3 million, primarily comprised of deferred rent liabilities and construction and tenant allowances, are not included in the contractual obligations table (“table”). In future filings the Company will include other noncurrent liabilities in the table as provided by Item 303(a)(5) of Regulation S-K.
Financial Statements
Note 1. Business Operations and Summary of Significant Accounting Policies, page F-9
4.	Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. In doing so, please disclose specifically whether you include inbound freight charges, purchasing and receiving costs, occupancy costs and depreciation in cost of sales. If depreciation expense is excluded from cost of sales, then please revise the description of the line item to comply with SAB Topic no. 11.B.

We note the Staff’s comments and in future filings we will revise our Business Operations and Summary of Significant Accounting Policies disclosure to add the following:

United States Securities and Exchange Commission Division of Corporation Finance H. Christopher Owings, Assistant Director	March 2, 2010
COST OF SALES

COST OF SALES INCLUDES THE COST OF MERCHANDISE, MARKDOWNS, AND INVENTORY SHRINKAGE. COST OF MERCHANDISE INCLUDES RELATED INBOUND FREIGHT TO OUR DISTRIBUTION CENTERS, DUTIES, COMMISSIONS AND OUTBOUND FREIGHT FROM THE DISTRIBUTION CENTERS TO OUR STORES AND OUTBOUND FREIGHT OF E-COMMERCE SALES. WE CLASSIFY WAREHOUSING, PURCHASING, OCCUPANCY AND DEPRECIATION AS SELLING AND ADMINISTRATIVE EXPENSES. THE CLASSIFICATION OF THESE EXPENSES VARY ACROSS THE RETAIL INDUSTRY, THUS OUR GROSS MARGIN RATES MAY NOT BE COMPARABLE TO THOSE OF OTHER RETAILERS THAT INCLUDE WAREHOUSING AND OUTBOUND DISTRIBUTION AND TRANSPORTATON COSTS IN COST OF SALES.

In future filings we will modify the description of the line item to read “COST OF GOODS SOLD (EXCLUSIVE OF DEPRECIATION SHOWN BELOW IN SELLING, GENERAL AND ADMINISTRATIVE EXPENSES)”.

5.	Please revise in future filings to provide Schedule II — Valuation and Qualifying Accounts for the activity in your allowance for doubtful accounts receivable. Alternatively, you may provide such disclosure in the notes to the financial statements. Refer to Rules 5-04 and 12-09 of Regulation S-X.

We respectfully advise the Staff that we included disclosure related to our allowance for doubtful accounts in Footnote 1, Business Operations and Summary of Significant Accounting Policies on Form 10-K for the period ending January 31, 2009. We did not include Schedule II. We note the Staff’s comments and in future filings on Form 10-K we will expand our disclosure by identifying the major classes of valuation and qualifying accounts and disclose activity in Schedule II.
Note 2. Discontinued Operations and Held for Sale Operations, page F-16
6.	We note your recognized income of $13.2 million in the year ended January 31, 2009 primarily as a result of your revaluation of the liabilities for the guarantees recorded. Please tell us what method you used to revalue the guarantees and your justification for doing so under generally accepted accounting principles. Refer to FIN 45-2.

Pursuant to Statement of Financial Accounting Standards No. 5 Accounting for Contingencies paragraph 8(a), information available prior to issuance of the financial statements indicated that it was no longer probable that the previously recorded liability would be incurred at January 31, 2009, as a result of payment of the original guarantee amount. The guarantees to various financing institutions for Value City inventory purchases made prior to the disposition date were substantially repaid by Value City or in the process of being repaid and the creditors were no longer pursuing reimbursement from the Company. Also payments by Value City had been made to satisfy some partial lease claims and guaranteed severance to certain Value City employees.

United States Securities and Exchange Commission Division of Corporation Finance H. Christopher Owings, Assistant Director	March 2, 2010
Note 7. Long Term Obligations, page F-25
7.	We note DSW’s revolving loan contains covenants restricting its ability to pay cash dividends as well as various other restrictions. Please tell us what consideration you gave to providing condensed financial information of Retail Ventures and disclosure of restricted retained earnings. Refer to Rules Rule 4-08(e)(3) and 12-04 of Regulation S-X. Include in your response the amount of your restricted retained earnings.

The Company considered the requirements of Rules 4-08(e)(3) and 12-04 of Regulation S-X and evaluated the disclosure of the restricted net assets of its subsidiaries as of January 31, 2009 in the context of its total disclosures. The Company’s only subsidiary with restricted net assets is DSW Inc. (“DSW”). As shown in Note 15 to the Form 10-K, DSW is shown as a separate segment. DSW is a separate registrant which files its own Form 10-K. The Company discloses the ownership and voting rights of DSW within our Form 10-K in the “Business Operations and Summary of Significant Accounting Policies” footnote on page F-9 stating that the Company owned “62.9% of DSW’s outstanding Common Shares and approximately 93.1% of the combined voting power of such shares.” The Company disclosed within the “Long Term Obligations” footnote, $150 Million Secured Revolving Credit Facility — The DSW Revolving Loan on page F-25 that “DSW’s and DSWSW’s obligations under the DSW Revolving Loan are secured by a lien on substantially all of their personal property and a pledge of all of DSW’s shares of DSWSW. In addition, the DSW Revolving Loan contains usual and customary restrictive covenants relating to the management and operation of the business. These covenants, among other things, restrict DSW’s ability to grant liens on its assets, incur additional indebtedness, open or close stores, pay cash dividends and redeem its stock, enter into transactions with affiliates and merge or consolidate with another entity.” The net restricted retained earnings as of January 31, 2009 were $172.7 million.

DSW filed its Form 10-K on April 1, 2009 and the Company filed Form 10-K on April 30, 2009. Therefore, the financial information required by Rule 12-04 of Regulation S-X such as financial position, changes in financial position, and results of operations of the Company and DSW are available and presented within both the Company’s and DSW’s Form 10-K’s.

We will disclose in future filings, beginning with the Form 10-K for the fiscal year ended January 30, 2010, the amount of net assets covered by the restrictions set forth above in Rule 4-08(e)(3) of Regulation S-X. In future filings we will also provide a Schedule I in accordance with Rule 12-04 of Regulation S-X.
Signatures
8.	Please confirm that Mr. McGrady has signed as your principal executive officer, and identify your principal executive officer in that capacity in future filings. See General Instruction D(2)(a) of Form 10-K.

United States Securities and Exchange Commission Division of Corporation Finance H. Christopher Owings, Assistant Director	March 2, 2010
We confirm that Mr. McGrady has signed as our principal executive officer and will identify the principal executive officer in that capacity in future filings.
Form 10-Q for the Quarterly Period Ended August 1, 2009
Consolidated Balance Sheet, page 2
9.	We note from page 21 of the Form 10-K that on April 21, 2009, you set aside $2.5 million restricted cash associated with the forbearance agreement you entered into with the lenders of Filene’s Basement. We are unclear why you did not classify this cash balance as restricted cash as of August 1, 2009. Please explain.

We respectfully advise the Staff that as part of the disposition of Filene’s Basement, the Company agreed to maintain $2.5 million in an account at and controlled by one of the lenders, until the lenders had been paid in full. As of May 2, 2009 the Company recorded the $2.5 million controlled by one of the lenders as restricted cash. In June of 2009, the lenders were paid in full and the Company was released of this obligation. Accordingly the Company was not required to classify the $2.5 million as restricted cash in the Form 10-Q for the Quarterly Period Ended August 1, 2009.
Note 4. Discontinued Operations, page 13
10.	Clarify the meaning of your disclosure that “(t)he $64.9 million gain on the disposition of Filene’s Basement is comprised of the write-off of the investment in Filene’s Basement partially offset by the recording of guarantees of $12.0 million...” Support your calculation of the gain with a table showing your calculation and description of the items comprising the after tax gain of $64.9 million on the disposition of Filene’s Basement. In future filings please expand your disclosure to clarify how a gain was derived from the disposition.

We respectfully advise the Staff that the after-tax gain and guarantee amount differ in this table as a result of the Form 10-Q/A for the period ended August 1, 2009, filed on December 15, 2009.

We note the Staff’s comment and in future filings will expand our disclosure of the gain derived from the disposition of Filene’s Basement as follows:

RVI has recognized an after-tax gain of [$64.9] $75.9 million on the transaction as of August 1, 2009. The [$64.9] $75.9 million gain on the disposition of Filene’s Basement is comprised of the following:

United States Securities and Exchange Commission	March 2, 2010
Division of Corporation Finance
H. Christopher Owings, Assistant Director

(IN THOUSANDS)
TOTAL INVESTMENT IN FILENE’S BASEMENT AS OF APRIL 21, 2009	$(90.1)
DISPOSITION COSTS:
SELLING COSTS TO DISPOSE OF FILENE’S BASEMENT	7.5
OUTSTANDING GUARANTEES	2.5
IMPAIRMENT OF FIXED ASSETS NOT SOLD	1.9

TOTAL DISPOSITION COSTS	11.9

PRE-TAX GAIN ON DISPOSITION OF FILENE’S BASEMENT	(78.2)
LESS TAX EFFECT	2.3

AFTER TAX GAIN ON DISPOSITION OF FILENE’S BASEMENT	$(75.9)

IN ACCORDANCE WITH SAB TOPIC 5, ACCOUNTING FOR SALES OF STOCK BY A SUBSIDIARY, CHANGES IN THE CARRYING VALUE OF ASSETS WITH RESIDUAL INTERESTS IN THE DISCONTINUED BUSINESS SHOULD BE CLASSIFIED WITHIN CONTINUING OPERATIONS. THE OTHER ACCOUNTS RECEIVABLE FROM FILENE’S BASEMENT EXISTED PRIOR TO THE DISPOSITION OF FILENE’S BASEMENT AND THE NOTES RECEIVABLE AND RELATED INTEREST RECEIVABLE FROM FILENE’S BASEMENT WERE NOT FORGIVEN PURSUANT TO THE DISPOSITION TRANSACTION, BUT AS A RESULT OF THE FILENE’S BASEMENT FILING FOR BANKRUPTCY AFTER THE DISPOSITION TRANSACTION. THEREFORE, THE COMPANY HAS RECORDED A FULL RESERVE IN THE AMOUNT OF $57.4 MILLION FOR THE NOTES RECEIVABLE, RELATED INTEREST RECEIVABLE AND OTHER ACCOUNTS RECEIVABLE FROM FILENE’S BASEMENT IN SELLING, GENERAL AND ADMINISTRATIVE EXPENSES WITHIN CONTINUING OPERATIONS.
[write-off of the investment in Filene’s Basement partially offset by the recording of guarantees of $2.5 million, other transaction related expenses of $3.1 million, impairment charges of $1.8 million and income tax expenses of $1.8 million.]
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28
Certain Liquidity Issues of RVI, page 39
11.	We note RVI has no net sales on a standalone basis and also does not have any credit facilities under which it can borrow funds. Please tell us and revise your disclosure to indicate what sources of funds are currently available to RVI to satisfy its obligations.

In future filings we will revise the topic of Certain Liquidity Issues of RVI as follows:

[Except as otherwise noted, the above discussion relates to the consolidated financial position of RVI. However, RVI is a holding company and has no net sales on a standalone basis and DSW has indicated that it does not intend to declare dividends for the foreseeable future. RVI also does not have any credit facilities under which it can borrow funds. RVI has continuing

United States Securities and Exchange Commission	March 2, 2010
Division of Corporation Finance
H. Christopher Owings, Assistant Director
cash obligations in connection with its operations, including the coupon on the PIES. In addition, as indicated above, RVI has guaranteed certain obligations of Filene’s Basement and Value City. Value City filed bankruptcy on October 26, 2008 and Filene’s Basement filed bankruptcy on May 4, 2009.

Retail Ventures is reviewing its available options to the extent it may become necessary to manage and enhance its liquidity position. Although RVI’s plan to enhance liquidity could include, among other things, the sale or collateralization of shares of common stock of DSW Inc. or a sale of equity by RVI, no assurance can be given that any such transaction can be completed on favorable terms or that such a transaction would satisfy all of RVI’s liquidity requirements.]

RETAIL VENTURES IS A HOLDING COMPANY AND ALL OUR OPERATIONS ARE CONDUCTED THROUGH OUR SUBSIDIARIES. RVI HAS NO NET SALES ON A STANDALONE BASIS AND RVI ALSO DOES NOT HAVE ANY CREDIT FACILITIES UNDER WHICH IT CAN BORROW FUNDS. THEREFORE, WE RELY ON THE CASH FLOW OF OUR SUBSIDIARIES AND OUR CASH ON HAND TO MEET OUR OBLIGATIONS, INCLUDING OUR OBLIGATIONS UNDER THE PIES AND THE GUARANTEES OF CERTAIN OBLIGATIONS OF FILENE’S BASEMENT AND VALUE CITY. THE ABILITY OF OUR SUBSIDIARIES TO PROVIDE CASH TO RETAIL VENTURES BY WAY OF DIVIDENDS, DISTRIBUTIONS, INTEREST OR OTHER PAYMENTS (INCLUDING INTERCOMPANY LOANS) IS SUBJECT TO VARIOUS RESTRICTIONS, INCLUDING RESTRICTIONS IMPOSED BY THE EXISTING CREDIT FACILITY GOVERNING OUR SUBSIDIARIES’ INDEBTEDNESS. FUTURE INDEBTEDNESS INCURRED BY OUR SUBSIDIARIES MAY ALSO LIMIT OR PROHIBIT SUCH PAYMENTS. IN ADDITION, THE ABILITY OF OUR SUBSIDIARIES TO MAKE SUCH PAYMENTS MAY BE LIMITED BY RELEVANT PROVISIONS OF THE LAWS OF THEIR RESPECTIVE JURISDICTIONS OF ORGANIZATION.

TO THE EXTENT CASH ON HAND IS NOT SUFFICIENT TO MEET OUR OPERATING CASH FLOW NEEDS WE MAY SEEK OTHER SOURCES TO PROVIDE THE FUNDS NECESSARY FOR OPERATIONS. EVEN THOUGH WE COULD RECEIVE CASH FROM DSW IN THE FORM OF DIVIDENDS, LOANS OR OTHERWISE, DSW HAS INDICATED THAT IT DOES NOT INTEND TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE AND RVI DOES NOT HAVE A CURRENT ARRANGEMENT FOR LOANS OR OTHER FUNDING WITH DSW. DSW IS A SEPARATE AND DISTINCT LEGAL ENTITY AND CURRENTLY HAS NO OBLIGATION, CONTINGENT OR OTHERWISE, TO DISTRIBUTE CASH TO US OR TO MAKE FUNDS AVAILABLE TO SERVICE OUR COUPON PAYMENTS UNDER THE PIES.

ON JANUARY 15, 2010, RETAIL VENTURES SOLD TO DSW INC. 320,000 CLASS B COMMON SHARES, WITHOUT PAR VALUE, OF DSW FOR AN AGGREGATE AMOUNT OF $8,000,000. PROCEEDS FROM THE SALE WILL BE USED FOR GENERAL CORPORATE PURPOSES AND CONTINUING EXPENSES. RETAIL VENTURES IS CONTINUING TO REVIEW ITS AVAILABLE OPTIONS TO THE EXTENT IT MAY BECOME NECESSARY TO

United States Securities and Exchange Commission	March 2, 2010
Division of Corporation Finance
H. Christopher Owings, Assistant Director
MANAGE AND ENHANCE ITS LIQUIDITY POSITION. ALTHOUGH RVI’S PLAN TO ENHANCE LIQUIDITY COULD INCLUDE, AMONG OTHER THINGS, THE SALE OR COLLATERALIZATION OF SHARES OF COMMON STOCK OF DSW INC. OR A SALE OF EQUITY BY RVI, NO ASSURANCE CAN BE GIVEN THAT ANY SUCH TRANSACTION CAN BE COMPLETED ON FAVORABLE TERMS OR THAT SUCH A TRANSACTION WOULD SATISFY ALL OF RVI’S LIQUIDITY REQUIREMENTS.

Please be advised that the sale of shares to DSW was disclosed in the Company’s Form 8-K filed on January 19, 2010.

Signatures
12.	Please confirm that Mr. McGrady has signed the August 1 and May 2, 2009 Form 10-Qs as your principal financial officer, and identify your principal financial officer in that capacity in future filings. See General Instruction G of Form 10-Q

We confirm that Mr. McGrady has signed as our principal financial officer and will identify the principal financial officer in that capacity in future filings.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 19
Overview of the Compensation Committee of the Board, page 19
13.	We note your indication in the first bullet point that you approved bonus targets for NEOs for fiscal year 2008 based on the achievement of Filene’s Basement operating segment EBIT and Retail Ventures corporate indirect/shared services expense reduction. Please disclose the amount of these targets, the level at which they were achieved and the weighting of each of them so that readers can understand how you arrived at the amounts disclosed in your Non-Equity Incentive Plan Compensation column.

The targets set forth in the 2008 Definitive Proxy Statement (as amended), page 33, were the Filene’s Basement Operating EBIT goal of $5,600,000 and the Corporate Indirect/Shared Services Expense Reduction goal of -10%. The Corporate Indirect/Shared Services Expense Reduction goal was an expense reduction of 10%, or $1,585,893, from the fiscal 2008 corporate expense budget. The weighting of each was also set forth in the 2008 Definitive Proxy Statement (as amended), page 33, which was 80% Filene’s Basement Operating EBIT goal and 20% Corporate Indirect/Shared Services Expense Reduction goal.

As described on page 34 of the 2009 Definitive Proxy Statement, the Filene’s Basement Operating EBIT goal was not achieved. The Corporate Indirect/Shared Services Expense Reduction goal was achieved at slightly above the threshold level, with an actual result of $349,201 in expense reduction. The amounts disclosed in the Non-Equity Incentive Plan Compensation column on page 32 of the 2009 Definitive Proxy Statement reflect the

United States Securities and Exchange Commission	March 2, 2010
Division of Corporation Finance
H. Christopher Owings, Assistant Director
calculation of this weighted goal achievement pursuant to the chart set forth on page 33 of the 2008 Definitive Proxy Statement (as amended). Specifically, Plan payouts were calculated as follows:

	Total Payout
Name	with Stretch	Earned Award

Mr. Wilansky	12.20%	$131,381
Mr. McGrady	6.10%	$20,036	*
Mr. Norden	6.10%	$8,011	**
Ms. Davis	6.10%	$21,960	*
Mr. Miller	5.49%	$14,846	**

*	Award voluntarily declined by NEO

**	Award pro-rated based on actual FY 2008 employment
The Compensation Committee did not approve bonus targets for NEOs for fiscal 2009. To the extent the Compensation Committee approves bonus targets for NEOs in the future, we will disclose in future filings the amount of these targets, the level at which they were achieved and the weighting of each, unless such disclosure would result in competitive harm for the Company within the meaning of applicable regulations promulgated by the Commission.
Components of Executive Compensation and the Design of NEO Compensation Programs, page 20
14.	You state here that market survey data was obtained in 2008 to provide a range of revenue from $281 million to $1.4 billion. On page 25, however, you state that the information obtained from Watson Wyatt Data Services was regressed to a revenue slope of $750 million and $1.8 billion. Please revise to clarify whether you are referring to the same market survey data and, if so, why you are referring to two different ranges; if the market survey data was refined, please explain why.

The two ranges reflect different sources of data. The revenue range from $281 million to $1.4 billion reflects the revenues of the publicly traded peer group from which Watson Wyatt obtained compensation data from each company’s proxy materials. The regressed revenue slope of $750 million and $1.8 billion reflects published survey data from Watson Wyatt Data Services.

15.	Similarly, in the table on page 21, you indicate that Long-Term Incentives were “viewed in relation to the 25th percentiles of the peer group” whereas page 25 of your disclosure indicates that “the Committee targeted NEOs compensation to fall between the 50th and 75th percentiles of Peer Group data for...long-term incentive compensation.” Please revise or advise.

United States Securities and Exchange Commission	March 2, 2010
Division of Corporation Finance
H. Christopher Owings, Assistant Director
The table on page 21 should have stated that Long-Term incentives were “viewed in relation to the 50th percentiles of the peer group.” To the extent applicable, this will be reflected in future filings.
Additional Fiscal Year 2008 Compensation Decisions, page 29
16.	You state that “(b)ased on competitive market data and recommendations by its independent compensation consultant, coupled with individual performance evaluation results, the Committee took action designed to retain the CFO in the context of revised corporate opportunities and challenges in a difficult economic environment.” Please provide additional detail on each of the factors included in this statement.

The Committee determined that it was in the Company’s best interest to retain the CFO, for the following reasons: the CFO’s considerable experience and knowledge of Company business history and financial and other matters, facts and circumstances, and the need for and value of such specific experience and knowledge in the wake of the disposition of the Value City business and the then intended disposition of the Filene’s Basement business and the need for his subsequent oversight of transition issues related to these transactions and leadership with subsequent corporate strategies to be developed (see Response to Comment 19 below); the CFO’s strong performance and demonstrated proficiency in all of his designated responsibilities; the potential need for the CFO to assume the responsibilities of the CEO, which decision was subsequently formalized by the Company’s Board of Directors. The Committee determined that the compensation it approved for the CFO, described on page 29, was consistent with competitive market data for the compensation and retention of a CFO with amended and augmented responsibilities, particularly considering that a) his annual compensation was reduced with the suspension of the fiscal 2009 401(k) Company Matching Contribution; b) he voluntarily declined his earned incentive compensation for fiscal 2008 based on the difficult economic environment; and c) there was no other short-term or long-term incentive compensation expected to be provided for fiscal year 2009. The Committee determined in both fiscal 2008 at the time of his employment agreement amendment and in Fiscal 2009, when it did not approve any increase in the CFO’s compensation, that the CFO’s compensation was supported by the developed recommendations of its independent compensation consultant and was adequate to achieve the goal of retaining the CFO.

17.	Please provide the basis for determining the rationale and amount of the retention payments for the CEO/CFO and the General Counsel.

Please refer to Response to Comment 16 above regarding the rationale and amount of the retention payment for the CEO/CFO.

The Committee determined that it was in the Company’s best interest to retain the General Counsel, for the following reasons: the General Counsel’s considerable experience and knowledge of Company business history, legal and other matters, facts and circumstances, and the need for and value of such specific experience and knowledge in the wake of the disposition of the Value City business and the then intended disposition of the

United States Securities and Exchange Commission	March 2, 2010
Division of Corporation Finance
H. Christopher Owings, Assistant Director
Filene’s Basement business and the need for her subsequent oversight of transition issues related to these transactions and with subsequent corporate strategies to be developed (see Response to Comment 19 below); the General Counsel’s strong performance and demonstrated proficiency in all of her designated responsibilities; the need for the General Counsel to assume all executive responsibilities not carried out by the CEO/CFO, including but not limited to various administrative, human resource and management responsibilities for the Company. The Committee determined that the fiscal 2009 compensation it approved for the General Counsel, described on page 30, was consistent with competitive market data for the compensation and retention of a General Counsel with amended and augmented responsibilities, particularly considering that a) her annual compensation was reduced with the suspension of the fiscal 2009 401(k) Company Matching Contribution; b) she voluntarily declined her earned incentive compensation for fiscal 2008 based on the difficult economic environment; c) there was no other compensation increase provided for fiscal 2009, based on the difficult economic environment; and d) there was no other short-term or long-term incentive compensation provided for fiscal 2009. The Committee determined that the General Counsel’s fiscal 2009 compensation was supported by the developed recommendations of its independent compensation consultant and was adequate to achieve the goal of retaining the General Counsel.

Grant of Retention Payment, page 30

18.	Please provide additional detail regarding the General Counsel’s “revised and expanded responsibilities.”

Please see Response to Comment 16 above. The General Counsel’s responsibilities were revised in that following the disposition of the two operating subsidiaries Value City and Filene’s Basement, she no longer had responsibility for their legal matters or operations, but instead assumed responsibilities relating to the continuing transition issues related to such transactions and for subsequent corporate strategies (see Response to Comment 19 below). In the wake of the elimination of the other Company NEO positions, the General Counsel’s responsibilities were expanded to include all executive responsibilities not carried out by the CEO/CFO, including but not limited to various administrative, human resource and management responsibilities for the Company.

19.	Please describe the “other strategic corporate projects.”

Following the disposition of its Value City and Filene’s Basement businesses, Retail Ventures is a holding company and all of its operations are conducted through its subsidiary, DSW Inc. As a result, Retail Ventures is reviewing strategic alternatives to maximize value for its shareholders, as well as its available options to the extent it may become necessary to manage and enhance its liquidity position pending the realization of such strategic alternatives.
The Staff’s commentary with respect to RVI’s responsibility for the adequacy and accuracy of its disclosures is duly noted. The Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

United States Securities and Exchange Commission	March 2, 2010
Division of Corporation Finance
H. Christopher Owings, Assistant Director
•	The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding any of the foregoing, please contact the undersigned at (614) 238-4135.
Thank you for your assistance with this matter.

Very truly yours,
/s/ James A. McGrady
Chief Executive Officer, Chief Financial Officer, President and Treasurer
cc:	Julie Davis Harvey Sonnenberg Ron Barusch (Skadden Arps)